Exhibit 1.3

For More Information:

Investor Relations Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Clarifies CEO Option Donation & Trading Plans

[Atlanta and Beijing, October 17, 2006] CDC Corporation (NASDAQ: CHINA), focused on enterprise software and online games, today announced that its CEO, Peter Yip, has donated 1.8 million options held by his family to acquire shares of CDC to the C. W. Chu Foundation, an unrelated non-profit organization.

The foundation has indicated to the company that it has not and currently does not have any plans to exercise the donated options or sell any shares of CDC. They have agreed that any exercise and sale will be done in an orderly manner and have further agreed among other limitations not to exercise and sell more than 20% of the donated options within the next 12 months unless the share price of CDC exceeds $10.00 per share.

As part of the public filings for Mr. Yip’s donation, certain 10b5-1 trading plans of Mr. Yip’s family were included and disclosed. The company has received certain queries from investors on this matter and would like to clarify some possible misunderstanding by investors in connection with the donation and these trading plans. Mr. Yip has not exercised or sold any of the 1.8 million options but instead donated them to the C. W. Chu. Foundation which also has not sold any shares nor have any current plans to do so. Under the 10b5-1 trading plans, which are regulated by the Securities and Exchange Commission, Mr. Yip’s family has authorized the sale of a certain number of CDC shares, but only if certain stock price targets are met. Under the terms of the plan, 72% of the remaining shares may be sold only when the stock price reach $7.50 per share or above.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the exercise of options and sale of shares by the C. W. Chu Foundation and the trading plans of the family of CDC Corporation’s CEO. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any shares will actually be sold by the C. W. Chu Foundation and by the Yip family pursuant to the trading plans based upon the guidelines and parameters set forth in the plans which depends upon the movement and volatility in our share price. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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